Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-151572

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 10, 2008)

MERCHANTS BANCSHARES, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This Prospectus Supplement relates to 450,000 shares of Merchants Bancshares, Inc. common stock registered for sale under the Dividend Reinvestment and Stock Purchase Plan of Merchants Bancshares, Inc., (the “Plan”) and updates certain factual information in the Plan. This Prospectus Supplement is part of the Prospectus and should be kept with your copy of the Prospectus. The information in this Prospectus Supplement supercedes the information in the Prospectus only to the extent inconsistent with the Prospectus. The updates are as follows:

The telephone number for Merchants’ transfer agent, American Stock Transfer & Trust Company is updated. This change affects the response to Question 5 of the Prospectus. In addition, the maximum optional cash payment that a Plan participant may make for the purchase of additional shares in accordance with the Plan has been increased to $10,000 per quarter. This change affects the response to Questions 6 and 13 of the Prospectus. Finally, the minimum partial dividend reinvestment is 10% of the dividend distribution, as required under the Emergency Economic Stabilization Act, passed by Congress in 2008. This change affects the response to Question 6 and Question 25 of the Prospectus. Questions 5, 6, 13 and Question 25 are amended and restated below.

5.

You may join the Plan at any time by:

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Logging on to www.amstock.co. Click “Invest Online,” then select “All Plans” from the toolbar on the left side of the Internet page. Select “Merchants Bancshares, Inc.” then log in to your account using your American Stock Transfer & Trust Company ten-digit account number or your taxpayer identification number. Your American Stock Transfer & Trust Company account number is contained in each piece of correspondence you receive from American Stock Transfer & Trust Company.

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Completing and signing an Authorization Form, which can be obtained by calling American Stock Transfer & Trust Company at 1-877-390-3075 and also is available online at www.amstock.com. The form must then be mailed to:

American Stock Transfer & Trust Company

PO Box 922

Wall Street Station

New York, NY 10269-0560

6.

What are my investment options under the Plan?

By marking the appropriate box on the Authorization Form, you may choose among the following investment alternatives:

a.

“FULL DIVIDEND REINVESTMENT” directs Merchants to invest all cash dividends on all of the shares then or subsequently registered in your name, and also permits optional cash payments of not less than $25 each payment up to a total of $10,000 per quarter, for the purchase of additional shares in accordance with the Plan.

b.

“PARTIAL DIVIDEND REINVESTMENT” directs Merchants to invest only the dollar amount of cash dividends on the number of shares registered in the shareholder’s name, as indicated in the appropriate space on the Authorization Form, and also permits optional cash payments of not less than $25 each payment up to a total of $10,000 per quarter for the purchase of additional shares in accordance with the Plan. Under the Emergency Economic Stabilization Act, passed by Congress 2008, you must reinvest at least 10% of your dividend distribution.

c.

“OPTIONAL CASH PAYMENTS ONLY” permits you to make optional cash payments of not less than $25 each payment up to a total of $10,000 per quarter for the purchase of additional shares in accordance with the Plan, without reinvesting dividends on shares already held.

You may select either of the dividend reinvestment options or the optional cash payment alternative. In all cases, those dividends on shares held in your account under the Plan will be reinvested in accordance with the Plan, including dividends on shares purchased with optional cash payments.

13.

How much can I invest through optional cash payments?

Optional cash payments must be at least $25.00. Optional cash payments may not exceed, in any one quarter, $10,000 for any single participant.

25.

What happens if I sell or transfer some, but not all, of the shares I hold in certificate form?

If you have elected the Full Dividend Reinvestment Option and you sell or transfer a portion of the certificate shares registered in your name, American Stock Transfer & Trust Company will continue to reinvest dividends on your remaining shares.

If you have elected the Partial Dividend Reinvestment Option and you sell or transfer a portion of the certificate shares registered in your name, American Stock Transfer & Trust Company will continue to reinvest dividends on your remaining certificate shares up to the dollar amount originally specified. Under the Emergency Economic Stabilization Act, passed by Congress 2008, you must reinvest at least 10% of your dividend distribution.

The date of this Prospectus Supplement is October 18, 2012.

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